EXHIBIT 99.1

BrainsWay Reports Fourth Quarter and Full-Year 2021 Financial Results and Operational Highlights

Revenue Growth of 34% in 2021, with Record Quarterly and Annual Revenues

Continued Progress in Expanding FDA Labeling for Deep TMS™ and Increasing Payor Coverage

Conference call to be held today, March 9, 2022, at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, March 09, 2022 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported fourth quarter and full year 2021 financial results and provided an operational update.

Recent Financial and Operational Highlights

  For the year ended December 31, 2021 revenues were $29.7 million, a 34% increase as compared to 2020.
  Cash, cash equivalents and short-term deposits as of December 31, 2021, amounted to $57.3 million, an increase of $2.0 million compared with $55.3 million at the end of the previous quarter, reflecting positive cash flow from operations in the quarter.
  Received final Local Coverage Determination (LCD) from one of the Medicare Administrative Contractors (MACs) covering over 9 million patients in the U.S, providing coverage applicable to Deep TMS™ for the treatment of OCD.
  As of December 31, 2021, BrainsWay’s Deep TMS installed base was 754 total systems, a 20% increase compared to prior year results.
  As of December 31, 2021, the Company had shipped 302 OCD coils as add-on helmets to certain of BrainsWay’s new and existing systems.

“Our fourth quarter revenues reflect the continued solid execution by our team,” stated Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay. “We generated $29.7 million in revenue for full-year 2021, which represented a 34% increase over full-year 2020. Moreover, demand for our Deep TMS therapy in multiple indications led to a strong close to the year, as we generated $8.5 million in revenue for the fourth quarter of 2021 – a robust 20% increase over our fourth quarter 2020. This is particularly noteworthy given the recent Omicron surge, and we have now demonstrated year-over-year growth in six consecutive quarters. We anticipate that the current positive operating trends that drove our significant momentum in 2021, highlighted by recent achievements on the commercial, clinical, regulatory, and reimbursement fronts, will lead to further growth for BrainsWay in 2022 and beyond.”

“Importantly, we continue to achieve important progress in securing reimbursement for Deep TMS in OCD,” continued Dr. von Jako. “Our most recent achievement in this arena was the final LCD issued by the Palmetto GBA MAC, which covers over 20% of the Medicare population and now brings the total number of covered lives eligible for Deep TMS OCD coverage to approximately 60 million. We also continue to publish compelling data on Deep TMS in multiple key areas, with our most recent publications highlighting our innovative technology in alcohol use disorder, OCD, and anxious depression.”

Fourth Quarter 2021 Financial Results

  Total revenues for the fourth quarter of 2021 were $8.5 million, compared to $7.1 million in the fourth quarter of 2020, an increase of 20%.
  Gross margin for the fourth quarter of 2021 was 77%, relatively consistent with the gross margin for the fourth quarter 2020.
  Operating expenses for the fourth quarter totaled $8.0 million, compared with $5.9 million for the fourth quarter of 2020.
  Operating loss for the fourth quarter was $1.5 million, compared with $407,000 for the same period in 2020.

Financial Results for the Full-Year Ended December 31, 2021

  Total revenue for the year ended December 31, 2021 was $29.7 million, an increase of 34% from revenues of $22.1 million generated in 2020.
  Cash provided by operations was $0.9 million for the year ended December 31, 2021, compared to cash used for operations of $1.4 million in 2020.
  Net loss for the year was $6.5 million, compared to a loss of $5.4 million in 2020.
  As of December 31, 2021, the Company had cash, cash equivalents, and short-term deposits of approximately $57.3 million, compared with $17.2 million on December 31, 2020. This cash balance includes cash generated in Q4 2021 and approximately $42.3 million in net proceeds from the follow-on equity offering closed in March 2021.

Conference Call and Webcast

BrainsWay’s management will host a conference call on Wednesday, March 9, 2022, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, March 9th, at 8:30 AM Eastern Time:

United States:	877-407-3982
Israel:	1 809 406 247
International:	1 201-493-6780
Conference ID:	13727217
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1530336&tp_key=1c81195bcb

To listen to a live webcast, please visit the Investors section of the BrainsWay website at www.BrainsWay.com. Please access the Company’s website at least 10 minutes ahead of the conference call to register. The webcast replay will be available on the website for two weeks following the completion of the call.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications; continuation and/or exacerbation of the global supply chain crisis and its impact on the Company’s ability to source components, meet customer demand, fill orders, maintain pricing levels and support the Company’s service needs; and the effect of the global COVID-19 health pandemic on our business and continued uncertainty and market impact relating thereto.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward- looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.

Contacts:
BrainsWay:
Scott Areglado
SVP and Chief Financial Officer
844-386-7001
Scott.Areglado@BrainsWay.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com

BRAINSWAY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	December 31,	December 31,
	2021	2020
ASSETS	(Unaudited)
Current Assets
Cash and cash equivalents	$16,921	$16,961
Short-term deposits	40,428	221
Trade receivables, net	6,332	5,582
Other current assets	1,766	1,534
Total current assets	65,447	24,298

Other long-term assets	954	163
System components	4,463	3,642
Leased systems	3,813	5,198
Other property and equipment	1,055	710
Total assets	$75,732	$34,011

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$1,103	$781
Other accounts payable	4,792	3,769
Deferred revenue	2,195	1,543
Liability in respect of research and development grants	978	707
Total current liabilities	9,068	6,800

Deferred revenue and other liabilities	3,419	2,053
Liability in respect of research and development grants	5,921	5,524
Total Liabilities	18,408	14,377

Equity:
Share capital	362	233
Share premium	137,566	95,135
Share-based payment reserve	5,340	3,748
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(83,756)	(77,294)
Total Equity	57,324	19,634

Total Liabilities and Equity	$75,732	$34,011

BRAINSWAY LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except per share data)

	For the twelve months ended December 31,		For the three months ended December 31,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Revenues	$29,657	$22,057	$8,470	$7,066
Cost of revenues	6,599	5,058	1,906	1,566
Gross profit	23,058	16,999	6,564	5,500

Research and development expenses, net	6,393	5,823	2,032	1,576
Selling and marketing expenses	15,880	11,283	4,518	2,999
General and administrative expenses	5,784	4,722	1,466	1,332
Total operating expenses	28,057	21,828	8,016	5,907

Operating loss	(4,999)	(4,829)	(1,452)	(407)

Finance expense, net	(1,420)	(319)	(379)	(239)
Loss before taxes on income	(6,419)	(5,148)	(1,831)	(646)
Taxes on income	43	237	(484)	(240)
Net loss	$(6,462)	$(5,385)	$(1,347)	$(406)

Basic and diluted net loss per share	$(0.21)	$(0.24)	$(0.04)	$(0.02)

BRAINSWAY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the twelve months ended December 31,
	2021	2020
	(Unaudited)
Cash flows from operating activities:
Net loss	$(6,462)	$(5,385)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	560	438
Depreciation of leased systems	1,126	1,180
Impairment and Destructions	1,295	1,061
Withdrawal of lease due to termination of contract	-	(5)
Finance expenses, net	1,420	319
Cost of share based payment	1,893	799
Taxes on income	43	237

Changes in asset and liability items:
Increase in trade receivables	(849)	(7)
Increase in other assets	(1,226)	(97)
Increase (decrease) in trade payables	289	(552)
Increase in other accounts payable	815	515
Increase in deferred revenues and other liabilities	2,039	320

Cash paid and received during the year for:
Interest paid	(62)	(71)
Interest received	17	61
Taxes on income paid	(14)	(249)

Cash provided by (used in) operating activities:	884	(1,436)

Cash flows from investing activities:
Purchase of property and equipment and system components, net	(2,238)	(2,470)
Investment in short-term deposits	(40,000)	-
Investment in long-term deposits	22	5
Net cash used in investing activities	(42,216)	(2,465)

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(761)	(655)
Receipt of government grants	492	42
Repayment of lease liability	(475)	(417)
Issuance of share capital	42,260	-
Net cash provided by (used in) financing activities	41,516	(1,030)
Exchange rate differences on cash and cash equivalents	(224)	218
Decrease in cash and cash equivalents	(40)	(4,713)
Cash and cash equivalents at the beginning of the year	16,961	21,674
Cash and cash equivalents at the end of the year	$16,921	$16,961

(a) Significant non cash transactions:
Purchase of property and equipment on credit	-	23
Recognition of new lease liability and right-of-use	587	48
Termination of lease liability and right-of-use	(64)	(51)